March 19, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Casey’s General Stores, Inc. (the "Company")
Form 10-K for the Fiscal Year ended April 30, 2014
Filed June 27, 2014
Amendment No. 1 to Form 10-K for Fiscal Year Ended
April 30, 2014
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the Fiscal Quarter ended October 31, 2014
File No. 001-34700

Dear Ms. Thompson:

This letter is being written in response to your letter of February 27, 2015, in which you provided several staff comments concerning our most recent Proxy Statement, and the Form 10-K/A (Amendment No. 1) and Form 10-Q filed on December 10, 2014. We appreciate the staff’s comments, and do thank you for the informal extension of time the staff granted us to respond to them. In the numbered paragraphs that follow, I have set forth each of the staff's comments (in bold face type) followed by my response (in italics):
Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Total Revenue and Gross Profit by Category, page 24

1.
Considering your disclosure on page 30 that sales of tobacco products represent a significant portion of your revenues, in future filings please revise the table to include such revenues as a separate line item.

Your comments have been noted. In future filings of our Form 10-K and Form 10-Q, we will include specific disclosures regarding the impact cigarettes has on overall Company revenues and within the Grocery and Other Merchandise category (we define cigarettes as a sub-category item within our Grocery and Other Merchandise category). While changes to the cigarette environment could have a noticeable impact on our business, total cigarette sales are less than 10% of total Company revenues. Therefore, we believe cigarettes are not significant enough to warrant a separate line item with our three distinct categories. We plan to change the disclosure on page 30 in future fillings of our Form 10-K (and corresponding place in future filings of our Form 10-Q) to clarify that cigarettes are a significant portion of our Grocery and Other Merchandise category, rather than overall Company revenue.

Same Store Sales Growth by Category, page 25

2.
We note your disclosure in footnote one (1) of this section and the discussion from your Earnings Call dated June 10, 2014 that your growth in same store fuel sales was due to your “fuel saver program.” In future filings, please provide a detailed discussion and analysis of this program, including any plans for possible expansion of the program into different geographic markets. Please tell us what this disclosure will look like.

Your comments have been noted. The fuel saver program did have a positive impact to our same-store sales when it was introduced in December 2012. In fiscal 2014, stores with 10 or more fuel saver transactions posted same-store gallon increases of 4.7%, compared to the chainwide same-store growth of 3.1%. However, the current impact in fiscal 2015 is not significant as we have eclipsed the introduction of the program, and there is not a noticeable difference in fuel sales between stores deemed to be fuel saver stores, and the rest of the chain.
In future filings of our Form 10-K and Form 10-Q (as applicable), we nonetheless will provide more detail regarding the current geographic impact of the fuel saver program and any possible expansion of the same, and we will disclose any significant fuel saver agreements with other parties when they are executed.

Liquidity and Capital Resources, page 28

3.
In future filings, please quantify the size your bank line of credit and the amount you have drawn upon at the time of filing and discuss the material terms of the line of credit. Please refer to Item 303(a)(1) of Regulation S-K. Please tell us what this disclosure will look like.

Your comments have been noted, and in future filings on Form 10-K, we plan to add a paragraph to the Liquidity and Capital Resources section (below the paragraph on current ratio), that will read substantially as follows:
At April 30, 201_, the Company had a bank line of credit arrangement consisting of two Promissory Notes, in the principal amount of $50,000 each (together, the “Notes”). The Notes evidenced a revolving line of credit in the aggregate principal amount of $100,000 and bear interest at variable rates subject to change from time to time based on changes in an independent index known as the Federal Funds Offered Rate (the “Index”). The interest rate to be applied to the unpaid principal balance of the first Note was at a rate of 0.750% over the Index. The interest rate to be applied to the second note is 1.000% over the Index. There was $_____ and $____ outstanding on the line at April 30, 201__ and 201__ respectively, with a weighted average interest rate of _______%. The line of credit is due upon demand.

We also plan to add a more abbreviated discussion to our future filings on Form 10-Q within the liquidity section about the outstanding balance on our line of credit.

Forward Looking Statements

Fuel Operations, page 30

4.
We note that you purchase your fuel from a variety of national and regional petroleum distributors. In future filings, please disclose whether such purchases are made in accordance with long-term contracts or on the spot market. Please explain how such purchases affect your liquidity, margins, and results of operations. Refer to Item 303(a) of Regulation S-K. Please tell us what this disclosure will look like.

Your comment has been noted. In future filings we will include disclosure to the effect that fuel is purchased at current daily prices at the rack in which the fuel is loaded onto tanker trucks. While the Company has annual purchase agreements with a few distributors, those agreements are in place primarily to specify the purchasing volumes the Company must maintain in order to be eligible for certain discounts.
We will also note that we typically sell the fuel before we pay the vendor as a result of the short fuel inventory turnover rate. Any substantial change to the terms our fuel vendors provide could impact the amount of cash and working capital we would need to conduct operations.
Fluctuations in wholesale cost can impact fuel margins and results of operations, but as we have already disclosed in the Competition section on page 30 of our Form 10-K, the competitive landscape has a much greater impact on margins and performance as fuel sales are intensely competitive, and would impact our ability to pass thru the fluctuations in wholesale cost to the customer.
We have added clarifying language to the Fuel Operations section in our Form 10-Q filed on March 9, 2015, and plan to include similar disclosure in our future Form10-K and Form 10-Q filings.

Notes to Consolidated Financial Statements

Note 2. Correction of Immaterial Errors, page 41

5.
We note your conclusion that the identified errors in excise taxes owed on ethanol gallon purchases, that resulted in an understatement of accrued expenses at April 30, 2014 and 2013 and cost of goods sold for the fiscal years ended 2014, 2013 and 2012 were immaterial to your historical financial statements. Please provide us with your Staff Accounting Bulletin (SAB) Number 99 and SAB Number 108 analysis to support this conclusion. We may have further comments after reviewing your response.

We have supplementally provided the staff with our SAB 99 and SAB 108 materiality analysis under separate cover.

Signatures, page 64

6.
The report should be signed by the registrant and on behalf of the registrant by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Your report appears to have been signed by only the registrant, its principal executive officer and its board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D to Form 10-K, and revise future filings to include the signatures of your principal financial officer and principal accounting officer, in the second signature section of Form 10-K.

Your comment has been noted, and in future filings of Form 10-K we will include the signatures of our principal financial officer and principal accounting officer in the second signature section.

Definitive Proxy Statement on Schedule 14A

Recent Compensation Decisions, page 24

7.
In future filings, please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S- K. See Item 404(b) of Regulation S-K for additional detail.

Your comment has been noted, and in future filings of our Definitive Proxy Statement we will incorporate a discussion of our policies for review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended October 31, 2014

Item 4. Controls and Procedures, page 25

8.
Please tell us whether management evaluated the effectiveness of the Company’s disclosure controls and procedures as of October 31, 2014 and whether a conclusion was reached on that effectiveness. If no evaluation was conducted by management, please tell us why.

Prior to filing our Form 10-Q for the quarter ended October 31, 2014, the Company's chief executive officer and its chief financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of October 31, 2014. Our chief executive officer and chief financial officer concluded that, as a result of the material weakness in internal control over financial reporting as of April 30, 2014, our disclosure controls and procedures were not effective as of October 3l, 2014.
We have included a description of this evaluation and conclusion as of October 31, 2014 under Item 4 in our Form 10-Q for the quarter ended January 31, 2015, which was filed on March 9, 2015.
I also want to acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I hope this information adequately responds to the staff's comments. Should you have any additional questions, or need any additional information, please don’t hesitate to contact me.

Sincerely,

/s/ William J. Walljasper

William J. Walljasper
Senior Vice President and
Chief Financial Officer